EXHIBIT 99.1

Crescent Point Encourages Shareholders to Vote and Preserve Your Investment

CALGARY, Alberta, April 27, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX:CPG) (NYSE:CPG) thanks shareholders for the strong support received to date and encourages all shareholders to vote your WHITE proxy for all ten of management’s director nominees prior to 10:00am (MDT) on Wednesday, May 2, 2018.

"By supporting Crescent Point’s director nominees, shareholders are voting for a refreshed board that is delivering on a detailed and financially disciplined five-year strategic plan. Your Board is focused on creating long-term shareholder value while maintaining a strong balance sheet supported by an ongoing and robust hedging program. Our plan is underway and working,” said Peter Bannister, Chairman of the Crescent Point Board of Directors. “Conversely, Cation has not presented shareholders with any credible plan to create value and has failed to put forward any nominees who bring additive qualities or skills. The only changes Cation suggest are disruptive and designed to benefit its own short-term interests.”

Since Cation Capital Inc. (“Cation”) launched its last-minute, self-interested activist attack, Crescent Point’s current refreshed Board and management have received positive support from shareholders who believe they are taking the rights steps to build value. The Company appreciates feedback from shareholders and will continue to execute its engagement plan.

VOTING IS FAST AND EASY

Voting is now open. Shareholders are reminded to vote your WHITE proxy before May 2, 2018 at 10:00 a.m. (MDT) and are encouraged to read Crescent Point’s entire investor presentation for a complete understanding of the Company's strategy and Board's effective stewardship. More information on the Company’s candidates and voting details can be found here: http://vote.crescentpointenergy.com.

To vote FOR ALL of your management nominees, vote the WHITE proxy or Voting Instruction Form. If you have already voted the WHITE proxy, no need to vote again. Do not vote the BLUE proxy or Voting Instruction Form sent to you by Cation. In order to ensure all shareholders have the opportunity to vote, including those who may have never voted before, Crescent Point released a video about becoming a voter.

If you have questions or need help voting contact, Kingsdale Advisors at 1-888-518-6559 or contactus@kingsdaleadvisors.com.

CRESCENT POINT ENERGY CORP.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone: (403) 693-0020                                Toll-free (US & Canada): 888-693-0020

Fax:             (403) 693-0070                                Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1